UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Assisted Living Concepts, Inc.
(Name of Issuer)
Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)
04544X300
(CUSIP Number)
David J. Hennigar
Chairman and President
Thornridge Holdings Limited
165 Hammonds Plains Road
Bedford, Nova Scotia B4A 4C7
(902) 835-9525
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 5, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	04544X300

1	NAMES OF REPORTING PERSONS Thornridge Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The province of incorporation is Nova Scotia, Canada

	7	SOLE VOTING POWER

NUMBER OF		1,635,733 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,635,733 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,635,733 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13D
CUSIP NO. 04544X300
ASSISTED LIVING CONCEPTS, INC.
Item 1. Security and Issuer.
     The securities to which this statement on Schedule 13D (the “Schedule”) relates are shares of Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), of Assisted Living Concepts, Inc. (the “Issuer”). The address of the Issuer’s principal executive offices is W140 N8981 Lilly Road, Menomonee Falls, Wisconsin 53051.
Item 2. Identity and Background.
(a)	The name of the reporting person is Thornridge Holdings Limited, a Nova Scotia limited company (“Thornridge Holdings”).

(b)	The address of Thornridge Holdings is 165 Hammonds Plains Road, Bedford, Nova Scotia B4A 4C7.

(c)	The principal business of Thornridge Holdings is serving as a private investment holding company.

(d)	Thornridge Holdings has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Thornridge Holdings has not during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Thornridge Holdings is a limited company organized under the laws of Nova Scotia.
     All of the outstanding voting shares of Thornridge Holdings are held by fourteen private holding companies owned by members of the extended family of Mrs. Jean Hennigar, a daughter of the late R.A. Jodrey, including her son David J. Hennigar, who is chairman of the Issuer’s Board of Directors, Chairman and President of Thornridge Holdings and one of Thornridge Holdings’ ten directors. None of the ten directors of Thornridge Holdings individually has the power to vote or dispose of the Issuer shares held by Thornridge Holdings. Matters relating to the voting and disposition of Issuer shares held by Thornridge Holdings are determined exclusively by its board of directors. As such, Mr. Hennigar and each of the other directors of Thornridge Holdings disclaims beneficial ownership of the Issuer shares held by Thornridge Holdings.
     Pursuant to General Instruction C of Schedule 13D, Exhibit A to this Schedule contains information with respect to each director and executive officer of Thornridge Holdings. To the knowledge of Thornridge Holdings, none of the persons listed on Exhibit A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     All of the securities reported as beneficially owned by Thornridge Holdings in this Schedule were acquired directly or indirectly from Scotia Investments and its subsidiaries in connection with the Reorganization described below under Item 4. The aggregate purchase price for the Issuer shares acquired in the Reorganization and reported in this Schedule was Cdn$53,241,407, representing Cdn$32.55 per share of the Issuer’s Class A Common Stock and Cdn$34.99 per share of the Issuer’s Class B Common Stock. The purchase price for the assets (including the Issuer shares) (“Acquired Assets”) acquired by Thornridge Holdings under the Reorganization was paid for by Thornridge Holdings by a combination of the proceeds of the sale of its shares of Blomidon Investments Limited (“Blomidon”) to Blomidon and the payment of a cash amount. In connection with the Reorganization, Thornridge Holdings and certain of the private companies it acquired under the Reorganization entered into credit facilities with The Canadian Imperial Bank of Commerce for loans that were used or will be used for working capital, capital expenditures, possible expansions and acquisitions and the payment of approximately twenty-five percent of the aggregate purchase price of the Acquired Assets. The funds used for such purchase price were not specifically allocated to any specific Acquired Assets.
Item 4. Purpose of Transaction.
     On November 5, 2010, Blomidon, the ultimate parent corporation of Scotia Investments Limited (“Scotia Investments”), and three holding companies of Blomidon that owned all of the common shares of Blomidon, including Thornridge Holdings, completed a reorganization (“Reorganization”) pursuant to which, among other things, Thornridge Holdings acquired the Acquired Assets, including all of the Issuer shares formerly held by Scotia Investments and its subsidiaries. The Reorganization was undertaken so that each of the three holding companies could effect their individual strategic business decision to either remain as a shareholder of Blomidon or to terminate its investment in Blomidon for cash or assets of Scotia Investments and its subsidiaries. Upon completion of the Reorganization on November 5, 2010, Thornridge Holdings acquired 172,658 shares of the Issuer’s Class A Common Stock and 1,361,000 shares of the Issuer’s Class B Common Stock. Each share of Class B Common Stock is convertible at any time, at the holder’s election, into 1.075 shares of Class A Common Stock. In addition, any shares of Class B Common Stock transferred to a person other than a permitted holder of Class B Common Stock, as provided in the Issuer’s Amended and Restated Articles of Incorporation, will automatically convert into shares of Class A Common Stock on the same basis upon any such transfer.
     Generally, each share of Class B Common Stock entitles the holder to ten votes with respect to all matters upon which stockholders are entitled to vote, each share of Class A Common Stock entitles the holder to one vote on such matters, and the holders of Class A Common Stock and Class B Common Stock vote together on such matters without regard to class. Consequently, based on its ownership of Class A Common Stock and Class B Common Stock reported in Item 5 of this Schedule, and the shares outstanding on November 1, 2010, Thornridge Holdings held approximately 54.7% of the total voting power of the Issuer.
     Thornridge Holdings intends to review its investment in the Issuer on a continuous basis in light of numerous factors, including the Issuer’s and Thornridge Holdings’ respective financial condition and operating results and general economic, financial market and industry conditions. The alternatives considered in such review may include the transfer of Issuer shares among the various subsidiaries of Thornridge Holdings, the divestiture of such shares, and the acquisition of additional shares from third parties. Based on such review, Thornridge Holdings may, without notice, pursue different strategic alternatives relating to such shares and the Issuer. Any transfers by Thornridge Holdings of its Class B Common Stock must be made in accordance with the transfer restrictions contained in the Issuer’s Amended and Restated Articles of Incorporation; otherwise, the transferred shares will automatically convert into Class A shares as described above.
     Except as set forth herein, Thornridge Holdings has no present plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     (a) Thornridge Holdings holds directly 172,658 shares of Class A Common Stock of the Issuer and 1,361,000 shares of Class B Common Stock of the Issuer. Thornridge Holdings has the right to indirectly acquire 1,463,075 shares of Class A Common Stock upon conversion of the aggregate 1,361,000 shares of Class B Common Stock which it holds. As noted in Item 4, each share of Class B Common Stock may be converted into 1.075 shares of Class A Common Stock at the option of the holder. Consequently, Thornridge Holdings may be deemed to beneficially own an aggregate of 1,635,733 shares, or 14.3% of the outstanding shares of Class A Common Stock of the Issuer.
     The number of shares beneficially owned and the percentage of outstanding shares has been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership and voting power described herein are based on 9,984,933 shares of Class A Common Stock and 1,521,801 shares of Class B Common Stock issued and outstanding as of November 1, 2010, as reported in the Issuer’s amended quarterly report on Form 10-Q for the quarter ended September 30, 2010.

     To the best knowledge of Thornridge Holdings, and except as described herein (including the exhibits hereto), neither Thornridge Holdings nor any persons listed on Exhibit A attached hereto beneficially own any additional shares of the Issuer’s common stock.
     (b) With respect to any rights or powers to vote, or to direct the vote of, and to dispose of, or to direct the disposition of, the shares referenced in paragraph 5(a), Thornridge Holdings has sole voting and dispositive power over all of the shares which are the subject of this Schedule.
     (c) Other than the Reorganization described in Item 4 above and the pledge referred to in Item 6 below, no other transactions in shares of the Issuer’s common stock were effected by Thornridge Holdings or the persons listed on Exhibit A attached hereto during the 60-day period prior to the date of this Schedule.
     (d) No other person is known by Thornridge Holdings to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by Thornridge Holdings.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Any transfers by Thornridge Holdings of its Class B Common Stock must be made in accordance with the transfer restrictions contained in the Issuer’s Amended and Restated Articles of Incorporation, as noted in Item 4 above. Additionally, the following shares are subject to pledge arrangements which, if a default occurs, may result in another person obtaining voting or investment power over the pledged shares:
•	172,658 shares of Class A Common Stock and 1,361,000 shares of Class B Common Stock have been pledged as security for loans from The Canadian Imperial Bank of Commerce.
Item 7. Material to be Filed as Exhibits.
Exhibit 1: Amended and Restated Articles of Incorporation of Assisted Living Concepts, Inc. (incorporated by reference to Exhibit 3.1 to the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2008, filed on May 8, 2008, File No. 001-13498).
Exhibit 2: Certificate of Change Pursuant to NRS 78.209 For Nevada Profit Corporations (incorporated by reference to Exhibit 3.1 to the Issuer’s current report on Form 8-K dated March 16, 2009 and filed on March 18, 2009, File No. 001-13498).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: December 6, 2010.

THORNRIDGE HOLDINGS LIMITED
By:	/s/ David J. Hennigar
	Name:	David J. Hennigar
	Title:	Chairman and President

EXHIBIT A
EXECUTIVE OFFICERS AND DIRECTORS OF THORNRIDGE HOLDINGS LIMITED
The following sets forth the name, residence or business address, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of each executive officer and director of Thornridge Holdings Limited. Unless otherwise indicated, each person’s position held with Thornridge Holdings is also his or her present principal occupation. The business address of Thornridge Holdings Limited is 165 Hammonds Plains Road, Bedford, Nova Scotia B4A 4C7.

Present Principal Occupation
or Employment and the Name,
Principal Business and
Address of Any Corporation
or Other Organization in
	Residence or Business	Which Such Employment is
Name	Address	Conducted	Citizenship

Directors
David J. Hennigar	165 Hammonds Plains Road Bedford, NS B4A 4C7	Investment Advisor Jennings Capital Inc. Suite 100, Pedway Level Barrington Place 1903 Barrington St. Halifax, NS B3J 3L7 (investment advisor/broker)	Canada

John W. Buckland	1 Birch Street Bedford, NS B4A 2W7	Truck Driver Canada Post Corp. 6175 Almon St. Halifax, NS B3K 5W9 (postal service)	Canada

Andrew J. Hennigar	629 Basinview Dr. Bedford, NS B4A 3E8	Automotive Service Manager Halifax BMW 3240 Kempt Rd. Halifax, NS B3K 4X1 (car dealership)	Canada

Geoffrey R. Hennigar	2837 Hwy #221 Aylesford, NS B0P 1C0	Self-employed (farmer)	Canada

Laurie D. Hennigar	1770 Middle Dyke Road Centreville, NS B0P 1J0	Retired	Canada

Matthew R. Hennigar	38a William Street Hantsport, NS B0P 1L0	President Millroi Construction Services Inc./Construction 1388 Middle Dyke Rd. Canning, NS B0P 1H0 (construction services)	Canada

Timothy G. Hennigar	260 Phinney Mountain Rd. PO Box 35 Bridgetown, NS B0S 1C0	Self-employed (agricultural production)	Canada

Present Principal Occupation
or Employment and the Name,
Principal Business and
Address of Any Corporation
or Other Organization in
	Residence or Business	Which Such Employment is
Name	Address	Conducted	Citizenship

Trevor D. Hennigar	45 Anchor Drive Halifax, NS B3N 3J5	Mechanical Engineer Eon WindElectric 200-300 Prince Albert Rd. Dartmouth, NS B2Y 4J2 (Wind Energy Project management)	Canada

Joe J.J. Ueffing	1624 Gospel Woods Road Canning, NS B0P 1H0	Retired	Canada

Joost D.J. Ueffing	606 Braecreek Ave. Kanata, ON K2W 0B1	Currently unemployed	Canada

Executive Officers
David J. Hennigar	165 Hammonds Plains Road Bedford, NS B4A 4C7	Investment Advisor Jennings Capital Inc. Suite 100, Pedway Level Barrington Place 1903 Barrington St. Halifax, NS B3J 3L7 (investment advisor/broker)	Canada

C. Robert Gillis	165 Hammonds Plains Road Bedford, NS B4A 4C7	Senior Officer Annapolis Group Inc. 165 Hammonds Plains Road Bedford, NS B4A 4C7 (real estate development and merchant banking)	Canada

Beneficial Ownership of Directors and Executive Officers
The following table lists beneficial ownership of the Issuer’s Class A Common Stock and Class B Common Stock by the directors and executive officers of Thornridge Holdings. Except as otherwise indicated below, each stockholder listed below has sole voting and investment power with respect to the shares beneficially owned by such person. The rules of the Securities and Exchange Commission consider a person to be the “beneficial owner” of any securities over which the person has or shares voting power or investment power, or any securities as to which the person has the right to acquire, within 60 days, such sole or shared power. The number of shares set forth below are reported as of November 5, 2010.

					Assuming
					Full			Percent of Total Votes
	Number of Shares				Conversion	Percentage of			If Fully
	Owned				(1)	Issued Shares		No	Converted
Name	Class A		Class B		Class A	Class A	Class B	Conversion	(1)
David J. Hennigar	4,002		3,080	(2)	7,313	*	*	*	*
Laurie D. Hennigar	1,200	(3)	—		1,200	*	*	*	*

*	Less than 1.0%.
Notes

(1)	Each Class B share may be converted into 1.075 Class A shares at the option of the holder. These columns assume that all of the outstanding Class B shares were converted into Class A shares such that a single class of common stock remained outstanding.

(2)	The Class B shares are pledged as collateral for a bank line of credit with the Bank of Montreal.

(3)	Held in trust for grandchildren.